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                                                                    Exhibit 17.2



Date:    July 25, 2007

Brian Bonar
Chairman & CEO
Dalrada Financial Corp.
9449 Balboa Avenue
Suite 210
San Diego, CA 92123

Dear Brian:

Effective immediately, at the request of Management, I hereby resign as a Director of Dalrada Financial and as the Chairman of the Board Compensation Committee pursuant to a proposed funding and management agreement which requires slots be available for new directors to be appointed.

This resignation is submitted based on the good faith promise by you that past due compensation in the amount of $8,000.00 will be paid within 90 days.


Sincerely,

/s/ James L. Ellis
------------------------
    James L. Ellis